Exhibit 99.1

Press Release

Stevanato Group Announces Results of Ordinary and Extraordinary Shareholders’ Meeting

All Resolutions Proposed to Shareholders Passed

Piombino Dese, Italy, June 3rd, 2026.

Stevanato Group S.p.A. (NYSE: STVN) (the “Company”), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries today announced that all resolutions proposed to the shareholders at the Ordinary and Extraordinary Meeting of Shareholders (“Shareholders’ Meeting”) held virtually on May 26, 2026, have passed.

Details of the resolutions submitted to, and approved by, the Shareholders’ Meeting are included in the explanatory report prepared by the Board of Directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/.

Shareholders approved, among other things, the annual financial statements for the financial year ended on December 31, 2025 and the allocation of annual net profits for the year, including a distribution of dividends in the amount of EUR 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares.

A Board of Directors consisting of eleven members was appointed, comprising Franco Stevanato, Sergio Stevanato, Madhavan Balachandran, William Federici, Karen Flynn, Sue Jean Lin, Elisabetta Magistretti, Donald Eugene Morel Jr., Luciano Santel and Alvise Spinazzi (who were also members of the previous board), together with Peter Soelkner (who is newly appointed).

In addition, shareholders approved, among other things, the compensation of the members of the Board of Directors and of the members of the Audit Committee, as well as the appointment of PricewaterhouseCoopers S.p.A. as external auditor for the auditing of the Company’s financial statements and consolidated financial statements and the performance of the further tasks and activities to be conducted in compliance with Italian and U.S. laws and regulations for the financial years ending on December 31, 2026, December 31, 2027, and December 31, 2028.

Further, shareholders granted to the Board of Directors – due to the expiration of the existing authorizations – a new authorization for the purchase and the disposal of ordinary and Class A treasury shares for the period and purposes indicated in the explanatory report.

In the extraordinary session, shareholders approved amendments to Articles 7.6, 16 and 23 of the Company’s By-laws, aimed at, among other things, (i) facilitating the exercise of corporate rights by the beneficial shareholders of ordinary shares, (ii) introducing the possibility for the outgoing Board of Directors to submit a slate of candidates for the appointment of the new Board of Directors, and (iii) granting the Board of Directors greater flexibility in the appointment of members of the Audit Committee.

Further information regarding the Shareholders’ Meeting is available on the investors’ section of Stevanato Group’s corporate website at https://ir.stevanatogroup.com/, including the full text of the Shareholders’ Meeting notice, explanatory report and other Shareholders’ Meeting materials.

Shareholders may request a hard copy of Shareholders’ Meeting materials, free of charge, by emailing legal@stevanatogroup.com.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the appointment of the new Board of Directors and the accomplishment of the Company’s future goals, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions and Stevanato Group’s results of operations. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 4, 2026. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Media Stevanato Group

media@stevanatogroup.com

Investor Relations

Lisa Miles

lisa.miles@stevanatogroup.com